Mail Stop 6010

February 26, 2008

By U.S. Mail and facsimile to (202)828-0860
H. Lawrence Culp, Jr.
President and Chief Executive Officer
Danaher Corporation
2099 Pennsylvania Avenue NW
Washington, DC 20006

Re: Danaher Corporation
Definitive 14A
Filed April 10, 2007
File No. 001-08089

Dear Mr. Culp:

We have reviewed your January 18, 2008 response to our comments of December 17, 2007.   Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets regarding operating income and operating margin. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel